02010721

24-4430

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
FEB 1 1 2002
1086

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

BANXCORP
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

BANXCORP

6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

PROCESSED
FEB 1 3 2002
THOMSON FINANCIAL

NORBERT MEHL
Chairman, President and Chief Executive Officer

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

FRANK B. BALDWIN, ESQUIRE
2200 Locust Street
Philadelphia, Pennsylvania 19103
215-735-1234

6141	51-0343258
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I---NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors are as follows:

Name of Director	Position	Business Address	Residential Address
Norbert Mehl	Chairman of the Board	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	Director	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Raul G. de Asis	Director	49 East 96th Street New York, NY 10128	49 East 96th Street New York, NY 10128

(b) The issuer's officers are as follows:

Name of Officer	Position	Business Address	Residential Address
Norbert Mehl	President and CEO	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	CFO and Senior Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Roy P. Adams	Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	3339 Baychester Avenue Bronx, NY 10469

(c) Not applicable.

(d) Norbert Mehl is the sole owner of record of the issuer's equity securities. See address above.

(e) Norbert Mehl is the beneficial owner of the issuer's equity securities. See address above.

(f) Norbert Mehl is the promoter of the issuer. See address above.

(g) Norbert Mehl, Diana Mehl, Raul G. de Asis and Roy P. Adams are affiliates of the issuer. See addresses above.

(h) Frank B. Baldwin, III, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103, and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered directly by the Company on an ongoing and continuous basis through advertisements in local print and Internet media and will be sold by the Company's own employees in the jurisdictions where the securities have been registered. The securities have been registered in Georgia and New York. Purchasers in this offering and in any subsequent trading market must be residents of the states where the securities have been registered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING STATEMENT
Item 1. Cover Page

$5,000,000

BanxCorp

Investment Certificates
With Maturities of 3 Months or More from Date of Issue

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of BanxCorp, a Delaware corporation (the Company). The Company's principal executive offices are located at 6 Palmer Avenue, Suite 2, Scarsdale, New York 10583.

The Certificates are non-negotiable and will be issued in book-entry form, in minimum denominations of $500. The Certificates will be offered in maturities of three months or more from the date of issue, with a fixed interest rate depending on the term. The maturity dates of the Certificates may be extended by the Company, at its option, for an identical term, unless the holder thereof requests payment within seven days after the original maturity. Interest rates offered will be subject to change from time to time according to market conditions. See "Securities Being Offered."

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, except in the case of zero-coupon Certificates, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	$500 or greater	0%	$500 or greater
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Company are estimated at approximately $100,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the interest rates then being offered on the Certificates or the method of calculating interest rates. Unless otherwise stated, the contents of the Company's website are not incorporated by reference into this Offering Statement.

Information on Certificate interest rates and maturities is available on the Company's website at www.banxcorp.com/investments/ or by calling toll-free 800-765-3000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is February 7, 2002.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Public Market for the Certificates

The Certificates are a new issue of securities for which there is no public trading market. The Company does not anticipate that a public market for the Certificates will develop in the foreseeable future. Any investment in the Certificates will be highly illiquid and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market. Unless otherwise provided in the applicable pricing supplement, the Company will not revise its Certificate ownership records to reflect transfers, assignments, or pledges of the Certificates. This may limit the investor's ability to transfer, assign, or pledge a Certificate.

Absence of Insurance and Regulation

The Company is not subject to state or federal statutes or regulations applicable to banks and savings and loan associations with regard to deposit insurance, the maintenance of reserves, or the quality or condition of its assets. The Certificates offered by the Company are not certificates of deposit ("CDs"). Payment of principal and interest on the Certificates is not guaranteed by any governmental or private insurance fund or any other entity.

Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, including any future securitization or sale of assets, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. The Company may not be able to pay the ongoing interest on the Certificates or to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

Lack of Security And Subordination of Debt Represented by Certificates

The Certificates are not secured by the assets of the Company. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future Senior Debt. Senior Debt can be incurred even after the offering of the Certificates. See "Securities Being Offered – Subordination," "Use of Proceeds," "Capitalization," and "Financial Statements" herein. As of December 31, 2001, the Company had Senior Debt outstanding in the amount of $144,562. There is no limit on the amount of Senior Debt that the Company may incur. As a result of the subordinate status of the Certificates, all present and future Senior Debt of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited, until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's Senior Debt. The holders of the Certificates may not be repaid in the event of any liquidation, insolvency, or other similar event involving the Company. Any available funds (after all of the Company's Senior Debt has been repaid) will be pro rated among all the holders of the Certificates (regardless of a Certificate's maturity or interest rate).

Absence of Sinking Fund or Trust Indenture

The Certificates are unsecured obligations of the Company and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Terms of Final Certificate May Vary from Terms Requested

Because the Company will change the interest rates and maturities of the Certificates being offered from time to time, it is possible that by the time an application and payment for a Certificate is received, different interest rates and/or maturities may be in effect for the Certificates and the terms of a Certificate purchased may be different from those anticipated by the investor. In this event, the investor will have the right to cancel the purchase within 5 days from the date the Certificate is issued. See "Confirmation of Purchase."

No Escrow of Funds

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as proceeds from the Offering are received by the Company, they will automatically be available for use by the Company.

Credit Risks

The Company intends to make small business loans using automated credit scoring tools. Loans will be offered to small businesses that have a preference for shorter applications and expedited credit approvals, although the loans may carry higher interest rates than those available through traditional full service, local banking relationships. The Company's loans will not be guaranteed by the U.S. Small Business Administration (SBA). To the extent that the Company's loans may be of a riskier nature than loans made by traditional sources of business financing, holders of the Certificates may be at greater risk. Furthermore, while the owners or principals of the businesses applying for loans from the Company will be required to sign personal guarantees, the loans will not be secured by any property of the borrowers or by that of any other party. The borrowers to whom the Company will lend funds may not be able to repay their loans or the interest due and, as a result, the ability of the Company to repay the principal of or interest on the Certificates in a timely manner may be materially and adversely affected.

No Previous Experience In Business Lending

The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business.

Dependence on Borrowed Funds and Additional Equity Capital

The Company's proposed small business lending operations require additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings or additional equity capital. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money it will raise through this Offering. Failure to sell at least $500,000 of Certificates will significantly decrease the Company's ability to engage in small business lending. At present, there is no commitment by any person or entity to provide additional equity funding for the Company. The Company intends to maintain its existing term loans with The Bank of New York and JP Morgan Chase, each in the amount of $50,000, and $155,000 in lines of credit in the aggregate with various financial institutions, including JP Morgan Chase, The Bank of New York, Citibank, and Textron Financial, and to borrow funds under such lines as necessary to conduct its operations. There can be no assurance, however, that the Company will be able to maintain or increase its loans and lines of credit or, if necessary, replace its lines of credit, which expire annually. Lack of adequate bank loans or lines of credit may adversely affect the Company's business prospects.

Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, upon payment of a one-half of one percent of the principal amount being redeemed, to redeem the Certificates, in whole or in part. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates. The redemption price of the Certificates is their face amount plus accrued interest through the redemption date plus the prepayment premium.

High Level Of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. See “Description of Business – Competition.”

Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, prevailing interest rates, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business by reducing the availability or increasing the cost of the operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise), reducing the Company's ability to make small business loans, and making it more difficult for the Company to collect its accounts receivable, thereby causing the Company to experience greater credit losses and/or higher operating costs than anticipated.

Company And Industry Event Risks

A variety of factors can affect the Company's ability to repay its debt obligations, including the Certificates, on time. Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Factors such as business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulations, excessive leverage, or threats from competitors may lead to default.

Item 5. Use Of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	30,000	0.60%
Printing & Advertising	70,000	1.40%
Net Proceeds from Offering	4,900,000	98.00%
Use of Net Proceeds		
General Corporate Funds	400,000	8.16%
Small Business Loans	4,500,000	91.84%
Total Use of Net Proceeds	$4,900,000	100.00%

If less than the maximum dollar amount of Certificates is sold, the uses of funds shown above will be reduced proportionately, except the legal and accounting fees, which are being advanced by the Company and will be reimbursed to the Company out of the initial proceeds of the sale of Certificates. The Company does not intend to use a material part of the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income producing securities before it disburses funds for financing of current operations or to make small business loans.

Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal year:

	Amount Outstanding As of 12/31/01
Debt:	
Short-term debt (average interest rate 6.23%)	$ 68,104
Long-term debt (average interest rate 5.86%)	76,458

Total debt	144,562
Stockholders equity:	
Common stock - par value	78,287
Additional paid-in capital	617,213
Retained earnings	(75,319)
Total stockholders equity	620,181
Total Capitalization	$764,743

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company operates a nationwide financial services marketplace under its registered service mark BanxQuote for financial institutions, consumers, and businesses through a portfolio of web-based finance channels, including a money and banking center, a personal finance center, an online finance center, an insurance and annuities center, and a business finance center.

In the following discussion, statements which are not purely historical facts, including statements about the Company's estimates, expectations, beliefs, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Factors that could cause these differences include, but are not limited to the matters discussed above under "Risk Factors."

Company History

The Company was originally incorporated in the state of New York under the name MasterFund Inc. in 1984. The Company was reorganized as a Delaware corporation under the name BanxQuote Inc. in 1990, and subsequently changed its name to Banx.com Inc. in 2000, and to BanxCorp in 2001. During its early years, the Company served primarily as a deposit broker in the bank certificate of deposit market. In October 1985, the Company began a business relationship with the print edition of The Wall Street Journal by providing its weekly BanxQuote table with competitive deposit rates from banks and thrifts nationwide, as well as benchmark indices with weekly market trends.

From 1995 to 1997, the Company accelerated the development of its electronic delivery systems. As a result, the Company expanded its distribution agreements with professional capital market monitors including Bloomberg, Reuters, Dow Jones Telerate, and Knight-Ridder. The Company gradually expanded the range of its product offerings to include various mortgage and consumer loan rates from financial institutions throughout the United States.

In 1996, the Company launched a co-branded BanxQuote Banking Center in partnership with The Wall Street Journal Interactive Edition. Since that time, the Company has entered into similar syndication partnerships with other news organizations.

Financial Services Marketplace

The Company is an aggregator and distributor of rate quotes and market data for certificates of deposit, mortgages, home equity loans, auto loans, credit cards, personal loans, and government and corporate securities. Its services are available through proprietary websites and through a syndicate of co-branding partnerships with news and financial organizations, including The Wall Street Journal, Bloomberg LP, The New York Times, UBS PaineWebber, New York Daily News, and New Jersey Online. The Company's websites have generated, on average, two million user sessions per year since 1996, offering investors and borrowers the ability to compare and obtain certificates of deposit, loans, and related banking services. Participating financial service providers pay fees to the Company for the right to provide rate quotes on its BanxQuote marketplace, along with a link to their websites, which enables them to generate new accounts and financial transactions. The Company solicits prospective financial service providers through its in-house telemarketing staff. The Company also licenses its data and proprietary financial applications to third parties on a contractual basis.

The BanxQuote money and banking center provides participating FDIC-insured banks and thrifts the ability to quote their current rates, along with a link to their website, so that users can apply online or by telephone for certificates of deposit and money market accounts directly with these financial institutions.

The BanxQuote personal finance center provides participating lenders and brokers the ability to quote their current rates, along with a link to their website, so that users can apply online for mortgages, home equity loans, auto loans, credit cards, and personal loans directly with these lenders and brokers.

The BanxQuote online finance center allows participating financial service providers the ability to feature online banking products and services, along with a link to their website, so that users can apply online for no-fee or low-fee online checking and savings accounts, online bill payment and presentment, online securities trading, and electronic funds transfer services.

The BanxQuote insurance and annuities center allows participating financial service providers the ability to feature their insurance and annuity products, along with a link to their website, so that users can apply online for auto insurance, home insurance, annuities, life insurance, and health insurance directly with these financial service providers.

Small Business Loans

The BanxQuote business finance center provides participating brokers and lenders the ability to feature their business lending products and services, along with a link to their website, so that users can apply online or by telephone for small business loans directly with these brokers and lenders. In order to expand the revenues generated by its business finance center, the Company will offer small business loans and lines of credit that are exempt from licensing requirements. The Company will place its own link in its BanxQuote business finance center alongside other participating financial service providers.

The Company will accept loan applications submitted online, by telephone, by mail or in person, and will approve or deny such loan applications using credit-scoring technology. Credit scoring is a statistically based means of underwriting that assigns a single quantitative measure, or score, to a potential borrower, representing the expected repayment performance of a loan. It substantially decreases the time, human input, and cost of reviewing applications by eliminating the need for face-to-face contact and character assessment, enabling the Company to make small business loans with greatly reduced documentation requirements in locations where it has no physical presence through means such as direct marketing and the Internet, as well as mailings and e-mailings of pre-approved applications.

The Company will determine the applicants' creditworthiness and ability to make interest and principal payment by using a Fair, Isaac and Company (FICO) credit-scoring tool, which is the standard practice in the industry. Based on empirical analysis, FICO scores augment credit report data on the owner or principal of the small business with basic information obtained from a loan application and a business credit bureau. The FICO small business credit scoring system does not require the small firm to provide financial statements. Since in most cases the financial wherewithal and decision making of the small business extend from the owner of the firm, the willingness and ability of the business owner to repay personal borrowings are assumed to correlate with the ability and willingness of the firm controlled and managed by the owner to repay its loans. The Company will require applicants' principals to provide personal guarantees.

The Company will primarily target prospective small business borrowers with less than 20 employees and $2.5 million in annual sales. According to the SBA, there are approximately 25 million small businesses in the United States, representing 99.7% of all employers. According to the U.S. Census Bureau, over 90% of the total number of firms in the United States have less than 20 employees with annual sales of less than $2.5 million. The Company's prospective borrowers may have access to conventional bank credit, but may have a preference for shorter applications and expedited credit approvals. The Company will require a single page application for its loans and will offer approvals (or denials, as the case may be) within 24 hours or less. Annual interest rates on the loans will generally range from 10% to 16%, and loan amounts will range from $10,000 to $100,000, depending on the applicants' location and credit scores. Loan terms will range from one to ten years and the principal amount on the loans will be amortized over the term of the loans. Loans will not be guaranteed by the SBA. The Company's ability to make small business loans is subject to having excess liquidity and capital resources and proceeds from this Offering in excess of $500,000. See "Use of Proceeds." The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business. See "Risk Factors."

Employees

The Company has 8 full-time employees. None of the Company's employees are subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees.

Competition

The Company's business is highly competitive. Many media companies, such as Quicken, Informa, and Bankrate, and financial services companies, such as GE Capital, Ford

Financial, Advanta, and American Express, are engaged in the same lines of business as the Company, including the business of making small business loans in which the Company intends to engage. The competition includes small banks and enterprises as well as national banks and corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. Small community banks in particular have traditionally exhibited a heavy concentration of small business loans emphasizing personal service and relationships. However, according to FICO, the vast majority of the leading small business lending banks and non-bank firms use a credit scoring system. The Federal Reserve banks have reported similar trends in business lending in their regions and attribute them to credit scoring. The growing credit scoring approach could also increase the number of competitors for small business borrowers by making it more feasible to sell pools of small business loans to investors through securitization. Institutional and individual investors may seek to fund small business loans if they can buy interests in securitized pools of homogenous small business loans with predictable cash flows. The market structure of small business lenders in the future may resemble the current credit card market because of the growing similarities in the production of the two types of loans. This transition would involve significant consolidation of small business lending. Additionally, many of the Company's larger competitors have corporate names or product brands that are considerably better known than the Company's. See "Risk Factors."

Intellectual Property

All of the Company's products and source codes are protected by copyright. All of the Company's employees have signed confidentiality agreements and have agreed not to divulge to any third party any of the Company's confidential or proprietary information, such as collected market data, operating standards and procedures, marketing plans, or customer files and data. Under these confidentiality agreements, all of the company's employees are bound to abide by the Company's security and privacy policies and have expressly assigned to the Company the rights to its intellectual property. The Company intends to require all of its future employees and directors to sign such confidentiality agreements. The Company currently is not a party to any significant license agreement that is not otherwise part of its normal course of business of providing financial information. The Company owns the following trademarks and service marks: BanxQuote, Banx.com, Banx.Net, and BanxBid. The Company also owns numerous Internet domain names, including the following: banxcorp.com, banxquote.com, banx.com, banxbid.com, banx.net, and certain variations and derivatives thereof.

Software Development Expenditures

The Company spent approximately $527,443 in company-sponsored software development during the last fiscal year, which represented approximately 51.41% of revenues, and expects to spend a lesser amount this fiscal year. See Part F/S, Financial Statements, "Note (3) Computer Software Costs." There have been no research expenses during the last fiscal year.

Regulation

The Company's small business lending activities must adhere to various state and federal laws affecting non-bank financial institutions, including the Truth-in-Lending Act, the Equal

Credit Opportunity Act, and the Fair Credit Reporting Act. The Company must also adhere to the usury laws in the jurisdictions in which it will make small business loans.

Legal Proceedings

No material legal proceedings are pending by or against the Company and, to the knowledge of the Company, none are contemplated against the Company.

Item 7. Description of Property

The Company maintains its main office at 6 Palmer Avenue, Suite 2, Scarsdale, New York at a monthly rent of $1,823.00 under a lease agreement expiring on October 31, 2004. The capacity and condition of the Company's current office space is sufficient for its current and proposed business activities, although the Company may seek to lease or acquire space in another location. None of the Company's current lease contracts are with an affiliated party.

Item 8. Directors, Executive Officers, And Significant Employees

The directors, executive officers and significant employees of the Company are as follows:

Name	Age	Position
Norbert Mehl	49	Chairman, Chief Executive Officer and President, Director
Diana Mehl	39	Chief Financial Officer, Senior Vice President of Research & Development, Secretary/Treasurer, Director
Raul G. de Asis	50	Director
Roy P. Adams	23	Vice President of Information Services
Abu A. Thomas	27	Chief Technology Officer

As provided under the Company's Bylaws, the Company's Directors were elected at the annual meeting of stockholders and shall hold office until his or her successor is elected and qualified. The Board of Directors at its first meeting chose Norbert Mehl as Chairman of the Board, President, and Chief Executive Officer, and Diana Mehl as Chief Financial Officer, Senior Vice President, and Secretary/Treasurer. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. See Exhibit E-1: "Bylaws." Roy P. Adams and Abu A. Thomas were hired and selected for their respective positions by the Company's Chief Executive Officer, pursuant to an "at will" employment arrangement.

Norbert Mehl is the Company's founder, Chairman, President, CEO and Director, and has served in these capacities since the Company's inception in 1984. Mr. Mehl is the Company's chief strategist and spokesperson, and has been regularly interviewed as a banking and money markets expert by leading financial media. Prior to starting the Company, Mr. Mehl was the representative of the World Trade Centers Association in Argentina and a member of its International Research & Development Committee, in which capacity he participated in numerous international trade conferences. Earlier in his professional business career, he was the Managing Partner of an engineering and construction company specializing in government contracts. He holds an M.B.A. degree from the University of Buenos Aires.

Diana Mehl is the Company's Chief Financial Officer, a Senior Vice President of Research & Development, Secretary/Treasurer and Director of the Company and has served in these capacities since 1989. Mrs. Mehl is responsible for the development of the Company's new products and technologies. In addition, she is responsible for monitoring and conducting internal reviews of the Company's mission-critical market data and transactional systems. She is also in charge of managing the Company's proprietary database input system and monitoring the traffic at the Company's websites. Prior to joining the Company, Mrs. Mehl was an Assistant Treasurer in the Corporate Trust Department of the Bankers Trust Company of New York. She holds an A.B. in Political Science from Barnard College and an M.B.A. degree from the Columbia University Graduate School of Business. Mrs. Mehl is the wife of Norbert Mehl.

Raul G. de Asis is a Director of the Company and has served in this capacity since July 2001. Most recently, Mr. de Asis was the Senior Vice President, General Manager, and Area Head of the North American Region for the Philippine National Bank, since 1997. He previously served as the Chief Financial Officer and Treasurer of Safra National Bank of New York, chairing the $2 billion bank's Asset-Liability Committee. Before this appointment, Mr. de Asis served in various executive roles at Republic National Bank of New York, an international banking institution with assets over $40 billion, functioning as a Bankers' Acceptances trader, a Eurobond trader, and as the assistant vice president of the Treasury Department Money Desk, where he managed the bank's Federal Funds positions. Mr. de Asis holds an M.B.A. degree from the Columbia University Graduate School of Business.

Roy P. Adams is the Vice President of Information Services of the Company and has served in this capacity since June 2000. He is responsible for managing the Company's various information technology projects. Mr. Adams also coordinates the integration of new technologies developed by the Company with its existing systems for use by the Company's customers, sales force, and research unit. Mr. Adams also assists senior management in matters related to corporate development and strategic planning. In 1999, he served as the National Account Executive of the Company's BanxQuote marketplace. Mr. Adams holds a B.A. in Economics from Yale University and is a Yale Club of New York City Scholar.

Abu A. Thomas is the Chief Technology Officer at the Company and has served in these capacities since March 2000. He is responsible for designing, developing, analyzing, and implementing the Company's various websites and technologies and is in charge of data protection, disaster recovery programs, relational database hosting, database security, and database administration. Prior to joining the Company, Mr. Thomas was a Web Developer and a Programmer Analyst at PanAmSat, where his responsibilities included developing software applications and supporting the financial systems database. Mr. Thomas holds a B.S. in

Electronics Engineering from the University of Kerala in India and an M.S. in Computer Science from the University of Bridgeport.

Item 9. Remuneration Of Directors And Officers

Summary Compensation Table. The following table sets forth, for the last fiscal year, the aggregate annual compensation paid or accrued for the Company's 3 highest paid persons who are officers or directors, individually and as a group.

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate Remuneration
Norbert Mehl	President & CEO	$402,620
Diana Mehl	CFO, SVP of Research & Development	$86,917
Roy P. Adams	VP of Information Services	$100,087
Executive Officers as a Group (3)	Salary and bonus	$629,585

The Company does not currently have an ongoing remuneration plan, performance formula or contractual payment arrangement to be made in the future with the individuals or group specified in the table above. Performance-based bonuses, incentive compensation arrangements and salary increases or reductions are generally based on the Company's overall revenue growth and profitability.

Item 10. Security Ownership Of Management And Certain Shareholders

The following table sets forth the amount and percent of shares of Common Stock that, as of December 31, 2001, are deemed under the rules of the Securities and Exchange Commission (the "Commission") to be "beneficially owned" by each member of the Board of Directors of the Company, by each executive officer of the Company named in the Summary Compensation Table, by all directors and executive officers of the Company as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934, as amended) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding shares of Common Stock.

Class of	Name of Beneficial Owner	Number of Shares	Percentage of Class

Shares		Owned	
Common	Norbert Mehl	1,500	100%
Common	All current Executive Officers and Directors as a Group	1,500	100%

The shares held by Mr. Mehl constitute all of the authorized shares of Common Stock of the Company.

Item 11. Interest Of Management And Others In Certain Transactions

Not applicable.

Item 12. Securities Being Offered

The Certificates

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all Senior Debt (as defined in the Glossary below) of the Company. Certificates may be purchased in a minimum principal amount of $500 or any greater amount. There are no provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets in relation to the issuance of Certificates. The Company may incur additional debt and issue additional securities as desired, although not presently contemplated, but will not withdraw cash deposited against such issuance. The Company reserves the right to withdraw, cancel, or modify the offer of securities at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the maturities and interest rates then being offered on the Certificates or the method of calculating current interest rates. Unless defined otherwise in the pricing supplement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Book-Entry Debt Securities

The Company will normally issue the Certificates in book-entry form only. This means that actual definitive Certificates or certificates will not be sent to the Certificate-holders. The Company will maintain a record of each Certificate-holder's beneficial ownership interest. The Company is entitled to treat the Certificate-holder shown on its records as the owner of the Certificate for all purposes. Certificates may be issued in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common, or as tenants by the entireties, and payment of principal and interest on any Certificates so issued will be made to the person or persons entitled to receive such payment as their interests may appear.

How To Purchase Certificates

Purchase of Certificates may be made at any time by check, by wire transfer, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application in the form accompanying this Offering Statement.

Investments By Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by sending a check to BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583. Checks must be payable to "BanxCorp". If the check and application are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated the next business day. If the completed application and check in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the second business day following the day of receipt. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking system.

Investments By Fedwire Transfer

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and making payment by wiring Federal Funds to the Company. Federal Funds are a commercial bank's deposits in a Federal Reserve Bank and can be transferred on the same day from one bank which is a member of the Federal Reserve System to another bank which also is a member of the System. The instructions for wire transfers to the Company are set forth in the applicable pricing supplement. Upon receipt of the application, the Company will advise the applicant of his or her Certificate identification number by contacting the applicant at the telephone number or e-mail address specified in the application. Wire transfer of payment for the Certificate should be sent within one business day following contact. The wire transfer must include the applicant's name and Certificate identification number. If Federal Funds and the required information are received by the Company prior to 4:00 p.m. New York City time on the business day following the Company's contact with the applicant as described above, the Certificate will be issued on and will be dated that business day and interest will begin to accrue on that day. If the wire transfer is received after this time the issue of the applicant's Certificate may be delayed or cancelled, or the date the applicant's Certificate begins to earn interest may be adjusted. The Company will not be responsible for delays in the funds wiring system.

Investments By ACH Electronic Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by instructing the

Company to withdraw a specified amount of funds (minimum $500) from the applicant's pre-designated bank. The applicant must provide the Company with the bank routing number and the account number of the applicant's checking account. If both the ACH funds transfer and application are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated that business day. If both the completed application and ACH funds transfer in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the next business day following the day of receipt. ACH funds transfers are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking or ACH systems.

Confirmation Of Purchase

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase.

Interest And Interest Rates

Each Certificate generally will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement. In the case of a zero-coupon Certificate, the fixed rate will be zero. Interest on the Certificates, other than a zero-coupon Certificate, will be paid on the first day of each month (each an "Interest Payment Date") beginning with the first day of the month following the month in which the Certificate is issued, except that if a Certificate is issued within the 10 days before an Interest Payment Date, the first interest payment will be made on the next succeeding Interest Payment Date.

Interest on the Certificates will be computed on the basis of a 360-day year of twelve 30-day months. If any day on which a payment is due with respect to a Certificate is not a business day, then the Certificate-holder will not be entitled to payment of the amount due until the next following business day and no additional interest will be due as a result of such delay.

Investors may choose any of the following methods of interest payment: by check mailed to the address specified in the investor's application; by electronic funds transfer as specified in the investor's application; or by automatically adding interest payments to the principal amount of the Certificate which will then earn interest at the same rate as the rest of the Certificate. Certificate-holders may notify the Company at any time if they want to change their method of interest payment. Each change notification must comply with procedures established by the Company.

Interest rates on the Certificates may differ depending upon, among other things, their maturity and the interest rates in effect at the time an investor elects to purchase a Certificate. Current information on interest rates and maturities is available on the Company's website at www.banxcorp.com/investments/ or by calling toll-free 800-765-3000. In general, interest rates offered by the Certificates are expected to exceed prevailing rates for bank deposits in the national market.

In addition to the interest rates payable as described above, the Company may pay additional interest, premiums or other benefits ("Additional Interest") on the Certificates, in the amounts, in the form, on the terms and at the times as it may determine from time to time. The Company may modify or discontinue Additional Interest payments at any time. For example, the Company may limit Additional Interest payments to Certificates of selected maturities or selected principal amounts, to only new investors, or to only current investors who are increasing or renewing their investments in the Certificates. The Company may limit Additional Interest to only current or new investors residing in one or more states or localities where the Company is authorized to sell the Certificates. Also, the Company may limit Additional Interest to Certificates at or above a specified principal amount.

Payment or Rollover At Maturity

Applications to purchase Certificates will ask each applicant to specify whether, when the Certificate matures, the applicant wishes the Company to pay the principal amount of the Certificate together with accrued interest, or reinvest the principal amount of the Certificate in a new Certificate (the "Rollover Option"). Sixty days before the maturity of a Certificate, the Company will send the Certificate-holder a notice that will also allow the Certificate-holder to change his or her election. If the Certificate-holder chooses the Rollover Option, the new Certificate received will mature in the same number of years as the original Certificate, if Certificates of that term are offered by the Company at the time the Rollover Option is exercised. If Certificates with that term are not offered by the Company at the time of rollover, the Certificate-holder will receive a Certificate with a shorter term. If more than one shorter-term Certificate is then offered, the Certificate-holder will receive the shorter-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. If neither a Certificate of the same term as the Certificate-holder's original Certificate or a Certificate with a shorter term is then offered by the Company, the Certificate-holder will receive a Certificate with a longer term. If more than one longer-term Certificate is then offered, the Certificate-holder will receive the longer-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. In each case, the interest rate for the new Certificate will be the rate offered by the Company for such Certificates at the time the rollover occurs.

If the Certificate-holder has chosen to receive monthly payments of interest on the Certificate, the Certificate-holder will receive an interest payment for the final interest period and the principal amount of the new Certificate will be the principal amount of the Certificate-holder's original Certificate. If the Certificate-holder has chosen to have interest payments on the original Certificate added to the principal amount, the principal amount of the new Certificate will be the total principal amount and reinvested interest of the Certificate-holder's original Certificate.

The Certificate-holder may, within 10 days of the maturity of the original Certificate, cancel the purchase of the new Certificate acquired under the Rollover Option and elect to receive repayment of the principal amount of the original Certificate as of the maturity of the Certificate-holder's original Certificate. If Certificates are not offered by the Company at the time the Rollover Option is to be exercised, the Certificate-holder will receive repayment of the principal amount of the original Certificate with accrued interest. If the Certificate-holder does not advise the Company of his or her preference prior to maturity of the Certificate, the principal amount of the Certificate and any accrued interest will be paid to the Certificate-holder by check or electronic funds transfer as described under "Interest and Interest Rates" above.

Optional Repayment And Repurchase

Unless the applicable pricing supplement states otherwise, Certificates will not be repayable at the option of the Certificate-holder. If the applicable pricing supplement provides that the Certificates will be repayable at the option of the holder, it will also specify the repayment dates, terms, and early repayment charges.

In the case of Certificates that are repayable at the option of the Certificate-holder, if a Certificate-holder elects to have a Certificate prepaid, a request must be mailed to the Company with guaranteed signatures of all owners of the Certificate stating their intent to elect early repayment. The request must comply with procedures established by the Company and must specify the Certificate identification number relating to the Certificate to be repaid. Payment will be made to the Certificate-holder as soon as practicable following receipt of prepayment request in proper form. Certificate-holders may not elect to have a Certificate prepaid for less than its entire principal amount or within two months of its issue date.

Repayment Upon Death

If the applicable pricing supplement so states, the Company will, if requested, repay a Certificate prior to its maturity date upon the death of the beneficial owner of such Certificate as described below (the Survivor's Option). If the Survivor's Option is exercised, the Company will repay in whole or in part, as applicable, any Certificate properly tendered for repayment by or on behalf of the person (the Representative) that has authority to act on behalf of the deceased owner of the beneficial interest in the Certificate under the laws of the appropriate jurisdiction (including the personal representative, executor, surviving joint tenant or surviving tenant by the entireties of such deceased beneficial owner) at a price equal to 100% of the principal amount of the Certificate plus accrued interest to the date of repayment. Once made, a request to the Company to repurchase any Certificate (or portion thereof) pursuant to exercise of the Survivor's Option will be irrevocable. Any Certificate accepted for repayment pursuant to exercise of the Survivor's Option will be repaid as soon as practicable following receipt in proper form of a request and other materials described below.

In order for a Survivor's Option to be validly exercised with respect to any Certificate, the Company must receive from the Representative of the deceased owner:

- a written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office or correspondent in the United States,

- appropriate evidence satisfactory to the Company that (a) the Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred and (c) the deceased was the owner of a beneficial interest in such Certificate at the time of death, and

- if applicable, a properly executed assignment or endorsement.

All questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. To initiate repurchase under the Survivor's Option the Representative should contact the Company by e-mail at investments@banx.com or by telephone at 800-765-3000. The death of a person owning a beneficial interest in a Certificate in joint tenancy or tenancy by the entirety will entitle the Representative of that person to redeem the Certificate under the Survivor's Option. The death of a person owning a beneficial interest in a Certificate by tenancy in common will entitle the Representative of that person to redeem under the Survivor's Option only that portion of the Certificate equal to the deceased holder's interest in the Certificate so held by tenancy in common. If, as a result of the redemption of a portion of a Certificate held by tenancy in common pursuant to this provision, the remaining principal amount of a Certificate is less than the $500 minimum principal amount, the Rollover Option may not be elected for that Certificate. If it is established that a deceased person was entitled to substantially all of the beneficial interest of ownership of a Certificate during that person's lifetime, the person will be deemed to have been the holder of the Certificate for purposes of this provision, regardless of the registered holder. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interest in the Certificate during his or her lifetime.

Redemption

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed, the Certificate-holder will be paid an amount equal to the face value of the Certificate plus any interest accrued and unpaid thereon through the date of redemption. The Company may redeem the Certificates in part, in which event the Certificate-holder will receive payment of a portion of the face value of the Certificate, as well as accrued and unpaid interest on such redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Certificate-holders regardless of the maturity of the Certificate or interest rate thereon. The Company will give the Certificate-holders not less than 30 days prior written notice of the redemption by mail or by e-mail (to the last address for the Certificate-holders appearing on the Company's records), specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificates specified in such notice, together with interest accrued and unpaid thereon to the date of redemption, will be due and payable on the redemption date. In addition, the Company will pay a prepayment premium of one-half of one percent of the principal amount being redeemed.

The Company may, in its discretion, redeem Certificates of one maturity without redeeming Certificates of any other maturity and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same maturity bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificate-holders will contain detailed redemption instructions. Included in such notice will be funds delivery procedures, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon such notification, funds in the appropriate amount will promptly be paid to the Certificate-holders by check or electronic funds transfer as described under "Interest and Interest Rates" above.

Subordination

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount required to be sold, and will be subordinate to all Senior Debt of the Company. As of the date of this Offering Statement, the Company has obtained a working capital term loan of $50,000 from The Bank of New York, a working capital term loan of $50,000 from JP Morgan Chase and lines of credit in the aggregate amount of $155,000 from JP Morgan Chase, The Bank of New York, Citibank and Textron Financial ("bank loans"). The bank loans constitute Senior Debt of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. As of December 31, 2001, the Company had Senior Debt outstanding in the amount of $144,562. There is no limitation on the amount of Senior Debt the Company may incur. Any indebtedness of the Company, other than the Senior Debt, will have rights upon liquidation or dissolution of the Company, which ranks pari passu (that is, equally) in right of payment to the Certificates offered hereby. The Certificates will have no sinking fund and are not subject to any trust indenture.

Certain Federal Income Tax Considerations

The discussion set forth below is a summary of certain of the U.S. federal income tax considerations that may be relevant to a prospective U.S. Holder (as defined below) who acquires Certificates on original issuance and who holds the Certificates as capital assets. This discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder, whose tax treatment may vary depending on such holder's particular situation. As used herein, the term "U.S. Holder" means a beneficial owner of a Certificate who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) a trust or estate the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder of a Certificate will be required to report as income for U.S. federal income tax purposes interest earned on a Certificate in accordance with the U.S. Holder's method of tax accounting. Upon the sale, exchange or redemption of a Certificate, the U.S. Holder of such Certificate generally will recognize taxable gain or loss equal to the difference between (i) the amount realized (other than the portion of such amount, if any, attributable to accrued and unpaid interest not previously included in income, which amount will be treated as interest received), and (ii) the U.S. Holder's adjusted tax basis in the Certificate. Provided that the Certificate has been held for more than one year, any gain or loss recognized by the U.S. Holder generally will be a long-term capital gain or loss and, in the case of certain non-corporate U.S. Holders (including individuals), will generally be subject to U.S. federal income tax at preferential rates.

A U.S. Holder of Certificates may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to payments received with respect to the Certificates if the required information is not provided. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain holders, including, among others, corporations, are not subject to backup withholding.

Each U.S. Holder should consult his or her own tax advisor with respect to the tax consequences of holding and disposing of Certificates.

GLOSSARY

Book-entry: A method of recording and transferring ownership of securities electronically, eliminating the need for physical certificates.

Certificate of deposit: Short- or medium-term, interest-bearing debt instrument offered by banks and savings and loans that are generally insured by the FDIC.

Equal Credit Opportunity Act: United States law that ensures all consumers are given an equal chance to obtain credit.

Escrow account: Account established with a non-related third party for the custody or deposit of funds to be delivered upon fulfillment of certain terms and conditions, as provided under a written agreement.

Fair Credit Reporting Act: United States law designed to promote accuracy and to ensure the privacy of information used in consumer credit reports.

Fixed-rate investment: Short- or medium term debt instrument yielding a fixed interest rate over the course of its term; does not imply FDIC or any other insurance.

Non-convertible debt: General debt obligation of a corporation which cannot be exchanged for common shares of the issuing corporation.

Rollover option: Option allowing the certificate-holder to renew the term of the certificate upon maturity at the then-prevailing interest rate for that maturity.

Securitization: Process whereby assets, such as installment loans, mortgages or credit card receivables, are pooled and pass-through security interests in the pool are sold, typically to institutional investors.

Senior debt: Debt that, in the event of bankruptcy, must be repaid before subordinated debtholders receive any payment.

Sinking fund: Fund into which a company methodically sets aside funds over time in order to retire its debt in the future.

Subordinated debt: Debt over which senior debt takes priority. In the event of bankruptcy, subordinated debtholders receive payment only after senior debt claims are paid in full.

Trust indenture: A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders.

Truth-in-Lending Act: United States law that requires lenders to disclose the terms and costs of all loan plans, including the annual percentage rate, points and fees; the total of the principal amount being financed; payment due date and terms, including any balloon payment where applicable and late payment fees; features of variable-rate loans, including the highest rate the lender would charge, how it is calculated and the resulting monthly payment; total finance charges; whether the loan is assumable; application fee; annual or one-time service fees; pre-payment penalties; and, where applicable, confirm for you the address of the property securing the loan.

Unsecured debt: Debt that does not identify specific assets that can be taken over by the debtholder in case of default.

Usury: Act of charging an illegally high rate of interest on a loan.

Zero-coupon certificate: Certificates that do not pay interest during their stated term but, instead, are issued at a deep discount from their face value, which is the amount a certificate will be worth when it matures. At maturity the zero-coupon certificate-holder will receive a lump sum payment equal to the initial investment plus an implied interest rate that has accrued.

PART F/S -- FINANCIAL STATEMENTS

The Company's audited financial statements for the three years ended December 31, 2001 are included in this Offering Statement as pages F-1 through F-12.

PART III

EXHIBITS

Index to Exhibits

BANXCORP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BanxCorp.
Scarsdale, New York 10583

We have audited the balance sheet of BanxCorp as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BanxCorp as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BanxCorp December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 1, 2002

BANXCORP

BALANCE SHEETS

DECEMBER 31, 2001, 2000, AND 1999

ASSETS	2001	2000	1999
Currents assets:			
Cash and cash equivalents	$ 59,261	$ 112,100	$ 22,589
Accounts receivable	142,910	240,139	198,491
Prepaid expenses	-	6,000	34,999
Total current assets	202,171	358,239	256,079
Property and equipment:			
Computer equipment	46,510	46,510	46,510
Office furniture and equipment	10,289	10,289	6,700
	56,799	56,799	53,210
Less: accumulated depreciation	56,799	56,799	53,210
Net property and equipment	-	-	-
Other assets:			
Computer software development costs, net of accumulated amortization of $772,062, $387,945, and $142,238, respectively	736,572	593,246	336,848
Security deposits	15,020	15,837	15,725
Total other assets	751,592	609,083	352,573
Total assets	$ 953,763	$ 967,322	$ 608,652

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000	1999
Current liabilities:			
Lines of credit	$ 52,090	$ -	$ -
Notes payable - current portion	16,014	-	-
Accounts payable and accrued expenses	16,253	2,900	12,292
Payroll taxes payable	39,282	28,229	26,442
Deferred income taxes payable	13,625	-	-
Deferred revenue	119,860	240,693	234,493
Total current liabilities	257,124	271,822	273,227
Long-term liability:			
Notes payable - non - current portion	76,458	-	-
Total liabilities	333,582	271,822	273,227
Stockholder's equity:			
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	78,287	78,287	78,287
Additional paid in capital	617,213	-	-
Retained earnings (deficit)	(75,319)	617,213	257,138
Total stockholder's equity	620,181	695,500	335,425
Total liabilities and stockholder's equity	$ 953,763	$ 967,322	$ 608,652

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Revenue	$ 1,025,937	$ 1,422,372	$ 1,090,403
Operating expenses:			
Compensation and employee benefits	423,204	500,099	361,865
Amortization of software development costs	384,117	244,307	111,959
Communications and occupancy	131,395	134,254	94,464
Computer expenses	44,529	45,313	33,748
Other operating expenses	90,532	111,085	116,486
Total operating expenses	1,073,777	1,035,058	718,522
Income (loss) from operations	(47,840)	387,314	371,881
Other income (expenses):			
Interest income	1,168	2,541	251
Interest expense	(3,095)	-	-
Total other income (expense)	(1,927)	2,541	251
Income (loss) before income taxes	(49,767)	389,855	372,132
Income taxes:			
Deferred	13,625	-	-
Current	11,927	14,840	50,808
Total income taxes	25,552	14,840	50,808
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common stock				
	Shares	Amount	Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balances, January 1, 1999	100	$ 78,287	$ -	$ 87,851	$ 166,138
Net income	-	-	-	321,324	321,324
Stockholders distributions	-	-	-	(151,977)	(151,977)
Balances, December 31, 1999	100	78,287	-	257,198	335,485
Net income	-	-	-	375,015	375,015
Stockholders distributions	-	-	-	(15,000)	(15,000)
Balances, December 31, 2000	100	78,287	-	617,213	695,500
Transfer of balance of undistributed earnings to additional paid-in capital upon termination of Subchapter S election	-	-	617,213	(617,213)	-
Net loss	-	-	-	(75,319)	(75,319)
Balances, December 31, 2001	100	$ 78,287	$ 617,213	$ (75,319)	$ 620,181

See independent auditors' report and notes to financial statements

BANXCORP

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Amortization	384,117	244,307	111,959
Depreciation	-	4,989	2,285
(Increase) decrease in operating assets:			
Accounts receivable	97,229	(41,648)	(80,529)
Prepaid expenses	6,000	29,000	(35,000)
Security deposits	817	(112)	(15,140)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	13,353	(9,332)	(14,667)
Deferred revenue	(120,833)	6,200	201,493
Payroll taxes payable	11,053	1,786	15,555
Deferred income taxes payable	13,625	-	-
Net cash provided by operating activities	330,042	610,205	507,280
Cash flows from investing activities:			
Acquisition of property and equipment	-	(3,589)	(1,037)
Capitalized computer software development costs	(527,443)	(502,105)	(289,631)
Net cash used in investing activity	(527,443)	(505,694)	(290,668)
Cash flow from financing activities:			
Distributions to stockholder	-	(15,000)	(151,977)
Proceeds from notes payable	100,000	-	-
Principal payments on notes payable	(7,528)	-	-
Proceeds from lines of credit	303,324	-	-
Principal payments on lines of credit	(251,234)	-	(50,000)
Net cash provided by (used in) financing activities	144,562	(15,000)	(201,977)
Net increase in cash and cash equivalents	(52,839)	89,511	14,635
Cash and cash equivalents, beginning of year	112,100	22,589	7,954
Cash and cash equivalents, end of year	$ 59,261	$ 112,100	$ 22,589

Schedule of Non-cash Investing and Financing Transactions:
Effective January 1, 2001, the Company transferred its undistributed earnings to additional paid-in capital due to the revocation of its Subchapter S election. See Note 2(D) to the financial statements for more information.

See independent auditors' report and notes to financial statements.

BANXCORP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(1) Description of business:

BanxCorp (the "Company") was incorporated in the State of Delaware and began business in October 1990. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BankQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) Summary of significant accounting policies:

(A) Method of accounting:

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) Accounts receivable:

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2001, no allowance for uncollectible accounts was considered necessary.

(C) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(2) Summary of significant accounting policies - cont'd:

(D) Income taxes

In accordance with Statements of Financial Accounting Standards (SFAS) 109, deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The temporary differences relate primarily to the future benefits of net operating loss carryforwards and deferred revenue.

Effective January 1, 2001, the Company revoked its Subchapter S election and converted to a Subchapter C corporation. In accordance with SAB Topic 4.B, the Company transferred its undistributed earnings to additional paid-in capital as of January 1, 2001, the date its Subchapter S election terminated.

(E) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(F) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) Computer software costs:

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles. Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(3) Computer software costs – cont'd:

Capitalized costs and accumulated amortization as of December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Computer software development costs	$ 1,508,634	$ 981,191	$ 479,086
Less: accumulated amortization	772,062	387,945	142,238
	$ 736,572	$ 593,246	$ 336,848

Amortization expense charged to operations for the years ended December 31, 2001, 2000, and 1999 were $384,117, $244,307, and $111,959, respectively.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at December 31, 2001:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	$ 23,500
The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	28,590

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	-0-
Total outstanding balances on lines of credit	$ 52,090

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at December 31, 2001:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.	$ 42,472
Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder.	50,000
Total debt	92,472
Less: current portion	16,014
Non-current portion	$ 76,458

The amount of notes payable in each of the following five years is:

Year	Amount
2002	$ 16,014
2003	27,335
2004	19,123
2005	10,000
2006 and thereafter	20,000
Total	$ 92,472

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(6) Risks:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company maintains its cash and cash equivalents in accounts that, at times, may exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(7) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company also still has one payment of $6,250 remaining on its former office location in New York City, New York. The lease expires January 2002 and the office was closed in October 2001. The final rent payment was applied against its security deposit in January 2002 and the balance of security deposit was refunded.

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(7) Commitments and contingencies – cont'd:

The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2001.

Years ending December 31,	
2002	$ 55,066
2003	27,710
2004	18,441
	$ 101,217

Rental expense charged to operations for the year ended December 31, 2001, was approximately $89,000.

(8) Simplified employee pension (SEP) plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $15,708 were made in 2001.

(9) Relocation:

During the fiscal year, the operation of BanxCorp relocated to Scarsdale, New York from New York City. The New York City office effectively closed operations on October 1, 2001. The cost of the relocation was approximately $10,000.

(10) Financial statement presentation:

Certain amounts in the 2000 and 1999 financial statements have been reclassified to the 2001 presentation.

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated February 1, 2002 on the financial statements of BanxCorp contained in such Offering Statement.

Weintraub & Associates, LLP

WEINTRAUB & ASSOCIATES, LLP
White Plains, New York
February 7, 2002

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

February 8, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **BanxCorp**

Ladies and Gentlemen:

I have acted as counsel to BanxCorp., a Delaware corporation (the "Issuer"), in connection with the offering of $5,000,000 of Investment Certificates pursuant to an Offering Statement filed on November 2, 2001 with the Securities and Exchange Commission under Regulation A, as amended by a filing dated February 8, 2002.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B Baldwin

Frank B. Baldwin

CREDIT SUMMARY

CREDIT FACILITY	$50,000.00 Business Installment Loan.
FUNDS ACCESS	The loan proceeds will be disbursed approximately ten (10) business days from the date postmarked on this letter. Please contact Chase at (800) 714-7408 if you require a different date. If you elected an automatic deduction of payments and/or fees, the proceeds of the Credit facility will be credited to the account you specified on your Business Credit Application. If the automatic deduction option was not elected, a check for the proceeds of the Credit facility will be mailed to you.
INTEREST RATE	Prime + 0.000%

- FOR A SMALL BUSINESS FINANCIAL SERVICES EMERGENCY BRIDGE LOAN, THE TERMS AND CONDITIONS ARE:

Interest only payments for 12 months at 2% below the Chase Prime Rate and then 60 monthly payments of principal plus interest at the Chase Prime Rate, per the enclosed Note and Rider. Total term is 72 months. Waive prepayment fee.

PRINCIPAL REPAYMENT SCHEDULE	60 months
CLOSING FEE	Waived

BUSINESS INSTALLMENT NOTE

Variable Rate, Unequal Payments

(Equal principal payments plus interest on outstanding principal balance)

$50,000.00 **Loan #**____________________ **Date:** 12/12/01

For value received, by signing the application for a loan and receiving the proceeds of the loan disbursed by Bank ("Loan"), each Borrower named below (each of them if more than one is called "Borrower") jointly and severally promise(s) to pay to JPMORGAN CHASE BANK ("Bank") or to order at its office at (270 Park Avenue, New York, NY 10017-2070) the principal sum of **FIFTY THOUSAND AND 00/100** dollars (**$50,000.00**) in **59** equal consecutive monthly installments of **$833.33** each, commencing on or about ________________________ and thereafter on the ________day of each subsequent month and a final installment of $833.53 on ____________________. Borrower further promises to pay interest, calculated on the basis of a 365 or 366 day year as the case may be (except a 360 day year if all Borrowers are not individuals) for the actual number of days elapsed on the unpaid principal sum from time to time outstanding at the rate of 0.000% per year above Bank's Prime Rate (but in no event in excess of the "Highest Lawful Rate" as defined below). Each change in the interest rate resulting from a change in Bank's Prime Rate shall become effective as of the opening of business on the day on which such change in Bank's Prime Rate occurs. Accrued interest shall be due and payable on the same day as principal and upon payment in full of the unpaid principal amount hereof.

"Bank's Prime Rate" means the rate of interest as is publicly announced by JPMorgan Chase Bank at its principal office from time to time as its prime rate. Any change in the Prime Rate shall be effective on the date such change is announced by Bank.

If prepayment is made on this Note, a prepayment fee shall be applied to the amount prepaid. The fee is 5% of the prepaid amount if prepayment is made within one year from the date hereof. If Bank accelerates this Note following a default or Event of Default, any subsequent tender by or on behalf of Borrower of full payment of this Note is conclusively agreed to be an evasion of the prepayment fee provisions of this Note. Such a payment will be deemed a voluntary prepayment and be accompanied by payment of the prepayment fee.

If any payment is due and payable on a Saturday, Sunday or legal holiday under the laws of the state governing this Note, the due date shall be extended to the next succeeding business day and interest shall be payable at the then applicable rate during the extension. Time for payment extended by law shall be included in the computation of interest.

Any principal or interest which is not paid within 10 days after its due date (whether as scheduled, by acceleration or otherwise) shall be subject to a late payment charge of 5% of the total payment due, in addition to the payment of interest. Borrower agrees to pay and stipulates that 5% of the total payment due is a reasonable amount for a late payment charge. Borrower shall pay the late payment charge upon demand by Bank or, if billed, within the time specified.

Borrower authorizes and directs Bank to charge any account of Borrower maintained at any office of Bank with the amount of interest or principal or any fee due when due or as soon thereafter as practicable. If Borrower has expressly authorized and directed Bank to establish an automatic payment deduction from an account of Borrower with Bank, and the payment deduction authorization is later withdrawn, or the account is closed, the interest rate payable on this Note will thereafter increase by 1/2% per annum.

Anything in this Note to the contrary notwithstanding, Bank shall not charge, take or receive, and Borrower shall not be obligated to pay, interest in excess of the maximum nonusurious rate of interest from time to time permitted by applicable law (the "Highest Lawful Rate"). Any excess interest paid shall be refunded to Borrower or applied to any amount owing.

Borrower also agrees to pay upon demand of Bank a returned check fee in an amount not to exceed $25.00 on any check, draft, order or other instrument or form of remittance that is returned unpaid or dishonored for any reason.

In addition to all principal, interest and fees owing under this Note, any Borrower, guarantor, surety, co-signer, general partner or other person who may now or hereafter be obligated to pay all or any part of this Note (an "Obligor") agrees to pay upon demand: (a) all reasonable costs and expenses incurred by Bank and all owners and holders of this Note in collecting the amount owing under this Note through probate, reorganization, bankruptcy or any other proceeding; and (b) costs, expenses and reasonable attorneys' fees if and when this Note is placed in the hands of an attorney for collection or enforcement.

Borrower agrees to submit to Bank: (a) Annual financial statements, as soon as available, but in any event not later than 120 days after the close of each fiscal year of Borrower. Such statements shall be ( )audited ( )reviewed ( )compiled by an independent certified public accountant of recognized standing selected by Borrower and acceptable to Bank and shall include a balance sheet as at the end of such fiscal year and a statement of income and retained earnings, setting forth in each case in comparative form the corresponding figures for the preceding fiscal period, all in reasonable detail, prepared in accordance with generally accepted accounting principles applied on a basis consistently maintained throughout the periods involved and with prior periods. Audited statements shall be certified by the accountant who prepared them. (b) Additional financial and other information as Bank may from time to time reasonably request, within the times requested.

The Loan shall be used exclusively for business or commercial purposes of Borrower and specifically not for the purchasing or carrying of "margin stock" as such term or terms of similar purport and effect shall be defined in Regulation U of the Board of Governors of the Federal Reserve System in effect from time to time. Borrower specifically represents and warrants to Bank that it is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock. If requested by Bank, Borrower will furnish to Bank a statement in conformity with the requirements of Federal Reserve Form U-1 referred to in Regulation U.

The occurrence of any of the following events or conditions, with respect to an Obligor, is an "Event of Default": default in payment of any amount due pursuant to this Note; a default in any other obligation of any nature or description to Bank under this Note, the other Loan Documents or other agreements with Bank; default in payment of any obligation for borrowed money (other than this Note) or for the deferred purchase price of property; calling a meeting of any creditors; filing of a voluntary or involuntary petition or an order of relief under the Bankruptcy Code or any state or federal insolvency statute; appointment of a receiver, custodian, trustee, or assignee to take possession of property; entry of a judgment against an Obligor; failure to pay or remit any tax when assessed or due; death; dissolution; granting any security interest to another lender; suspension or liquidation of usual business; failing to furnish financial information in form satisfactory to Bank or to permit inspection of its books or records on request; making any misrepresentation to Bank in obtaining credit; or in Bank's determination, there has been an adverse change in the financial or business condition of an Obligor.

If any Event of Default occurs, then Bank may do any or all of the following: (i) declare all principal, interest and other amounts which are or become owing under this Note or any other of the Loan Documents ("the Obligations") to be immediately due and payable, without notice of acceleration or of intention to accelerate, presentment, demand or protest or notice of any kind, all of which are hereby expressly waived; (ii) set off, in any order, against the Obligations any debt owing by Bank to any Obligor, including, but not limited to, any deposit account, which right is hereby granted by each Obligor to Bank; and (iii) exercise any and all other rights under the Loan Documents, at law, in equity or otherwise.

Bank shall have a continuing lien on all property of each Obligor and the proceeds thereof held or received by Bank for any purpose.

Each Obligor severally waives notice, demand, presentment for payment, notice of nonpayment, notice of intent to accelerate, notice of acceleration, protest, notice of protest, and the filing of suit and diligence in collecting this Note and all other demands and notices, and consent and agree that their liabilities and obligations shall not be released or discharged by any or all of the following, whether with o without notice to them or any of them, and whether before or after the stated maturity hereof: (i) extensions of the time of payment; (ii renewals; (iii) acceptances of partial payments; (iv) releases or substitutions of any collateral or any Obligor; and (v) failure, if any, to perfect or maintain perfection of any security interest in any collateral. Each Obligor agrees that acceptance of any partial payment shal not constitute a waiver and that waiver of any default shall not constitute waiver of any prior or subsequent default.

Bank is hereby authorized, without further notice, to obtain the signatures of additional co-makers, to fill in any blank spaces in this Note to date this Note as of the date when the loan is made and to correct patent errors therein. Each Borrower agrees that receipt of the Loan and delivery of this Note to Borrower in response to Borrower's application for the Loan is unconditional with respect to Borrower, and that the liability of each is absolute and unconditional without regard to the liability of any other party under this Note.

No term or provision of this Note may be changed without the prior written consent of Bank. Any notice to Bank shall be deemed effective only if sent to and received by Bank at the address set forth above. Any notice to Borrower shall be deemed sufficient if sent to Borrower at the last known address of Borrower appearing in Bank's records.

For purposes of this Note, any assignee or subsequent holder of this Note will be considered the "Bank," and each successor to Borrower will be considered the "Borrower."

As used herein, "Loan Documents" means the application for a Loan, this Note and any amendments made in accordance with this Note and any guaranties, documents and instruments now or hereafter executed or delivered to Bank in connection with the Loan.

Waivers. BY RECEIVING THE PROCEEDS OF THE LOAN, BORROWER KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE(S) (TO THE FULLEST EXTENT NOT PROHIBITED BY APPLICABLE LAW): (a) ANY RIGHT TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS NOTE OR ANY LOAN DOCUMENT, AND AGREES THAT ANY SUCH DISPUTE SHALL, AT BANK'S OPTION, BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY. (b) THE RIGHT TO INTERPOSE ANY DEFENSE BASED UPON ANY STATUTE OF LIMITATIONS OR ANY CLAIM OF DELAY BY BANK AND ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION.

This Note and the rights and obligations of the parties hereunder and thereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. If any of the provisions of this Note shall be or become illegal or unenforceable under any law, the other provisions shall remain in full force and effect.

BANXCORP

(Name of Borrower)

35256N_N Rev. 1/99,8/00,6/01

Rider to Business Installment Note
(Variable Rate, Unequal Payments)

Regarding payments of interest only during the months before principal installment plus interest payments begin

The Borrower hereby agrees that the last sentence of the first paragraph of the Business Installment Note (Variable Rate, Unequal Payments) shall be replaced with the following sentence:

"Accrued interest on this Note shall be due and payable, (i) monthly, beginning with the first month after the Loan is made and continuing until monthly principal installments are scheduled to begin and (ii) when monthly principal installments are scheduled to begin, on the same day as principal is due and upon payment in full of the unpaid principal amount of the Note."

BANXCORP

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

February 8, 2002

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583

Ladies and Gentlemen:

In connection with your offering of $5,000,000 of Investment Certificates pursuant to a Registration Statement filed under Regulation A, as promulgated by the Securities and Exchange Commission, you have requested my legal advice as to whether BanxCorp is subject to regulation under the New York State Banking Law or under any Federal banking law which would regulate its activities in (a) accepting investments in its Investment Certificates or (b) making commercial loans.

In my opinion, BanxCorp is not regulated as a bank in New York or under any Federal statute. While the Corporation does make commercial loans, it does not perform any of the other functions characteristic of banks, such as accepting deposits or making available checking or savings accounts. Its Investment Certificates are not certificates of deposit; they are simply subordinated corporate notes which are offered pursuant to Regulation A. The Corporation itself is not organized as a bank, but instead is a Delaware business corporation, duly qualified as a foreign corporation under the New York General Corporation Law, which is in full force and effect. The Company is not required to obtain any license or other authorization to do business in New York, other than its qualification as a foreign corporation. This position was recently reviewed and confirmed by the Banking Department of the State of New York.

The Corporation has historically engaged in business activities which do not involve banking operations. The company's BanxQuote service provides daily market quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. It is available through a proprietary website and through a syndicate of co-branded websites in partnership with various media and financial organizations, including The Wall Street Journal, The New York Times Digital, UBS PaineWebber, New York Daily News, and New Jersey Online. The Wall Street Journal has published the Company's data in print weekly since 1985. The Company also licenses its data and proprietary financial applications to third parties.

In addition, I have not noted any Federal statute or regulation which regulates the Corporation's activities (other than the Securities Act of 1933, as amended), and have specifically not found any regulation of the Corporation's business of selling Investment Certificates or making commercial loans. This is not surprising, because a number of the Corporation's competitors, such as American Business Financial Services, a much larger company which engages continuously in the sale of investment certificates to the public and the making of various types of secured loans, engage in a similar business without regulation as a bank.

Very truly yours,

Frank B Baldwin

Frank B. Baldwin

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarsdale, **State of** New York, on February 7, 2002.

BANXCORP

By: ______________________
Norbert Mehl, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Norbert Mehl, Chief Executive Officer, Director

____
Diana Mehl, Chief Financial Officer, Director